[Transamerica Life Insurance Company]
[4333 Edgewood Road NE]
[Cedar Rapids, IA 52499]
December 21, 2009
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Separate Account VA FF (the “Account”) File Nos: 333-163878; 811-22370
Ladies and Gentlemen:
We are filing today, through the EDGAR system on behalf of the Separate Account VA FF, a separate account of Transamerica Life Insurance Company established under Iowa law (the “Account”), a Registration Statement on Form N-4. No fees are required in connection with this filing.
Please direct any comments or questions on this filing to Elizabeth Belanger at (914) 697-3525.

Very truly yours,
/s/ Darin D. Smith
Darin D. Smith
Vice President and General Counsel

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